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                                    FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                 ISOLAGEN, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                    870458888
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


2500 Wilcrest, 5th Floor, Houston, Texas                  77042
(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


             Title of each                         Name of each exchange on
               class to                             which each class is to
           be so registered                              be registered
----------------------------------------       ---------------------------------
Common Stock, par value $0.001 per share       The American Stock Exchange, Inc.


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                (Title of class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

         Isolagen, Inc., a Delaware corporation (the "Company"), is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of which 15,189,563 shares are issued and outstanding as of the date of this Registration Statement.

         The holders of the Common Stock are entitled to one (1) vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. No dividends may be paid on the Common Stock until all accrued but unpaid dividends on the shares of Series A Preferred Stock (as described below) have been paid. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and the preference amount distributable to the holders of the shares of Series A Preferred Stock. All outstanding shares of Common Stock are fully paid and non-assessable. The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares.

         Pursuant to the Company's Bylaws, except for any matters which pursuant to Delaware law require a greater percentage vote for approval, the holders of a majority of the outstanding shares of Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Except as to any matters which pursuant to Delaware law require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the shares of Common Stock present in person or by proxy at any meeting (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of the Board of Directors.

         The holders of the Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the resignation, death or removal of directors.

         In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware law and the Company's Bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action.



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PREFERRED STOCK

THE COMPANY IS NOT REGISTERING THE SHARES OF ITS PREFERRED STOCK OR SERIES A PREFERRED STOCK FOR TRADING ON THE AMERICAN STOCK EXCHANGE, INC. THE BELOW REFERENCED DESCRIPTIONS OF DESIGNATIONS, RELATIVE RIGHTS AND PREFERENCES OF THE COMPANY'S PREFERRED STOCK AND SERIES A PREFERRED STOCK ARE PROVIDED ONLY FOR THE PURPOSES OF COMPARING THE FOREGOING CHARACTERISTICS WITH THOSE OF THE COMPANY'S COMMON STOCK.

         The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). Under the Company's Certificate of Incorporation, additional shares of Preferred Stock may, without any action by the stockholders of the Company, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board of Directors may determine. Accordingly, the Board of Directors has the power, without stockholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of Preferred Stock (subject to the preferences of the shares of Series A Preferred Stock offered hereby) issued in the future, which could adversely affect the voting power or other rights of the holders of Common Stock.

         The Board of Directors' authority to issue Preferred Stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of the Company. The Company does not have present plans to issue any shares of Preferred Stock or designate any series of Preferred Stock other than the shares of Series A Preferred Stock described below.

SERIES A PREFERRED STOCK

         The Company is authorized to issue 3,500,000 shares of Series A Preferred Stock, of which number 2,895,000 shares are issued and outstanding as of the date hereof. The shares of Series A Preferred Stock have the following rights, privileges and preferences:

Conversion Rights

         Each share of Series A Preferred Stock is convertible into two (2) shares of the Common Stock, at any time at the option of the holder. Conversion rights are subject to anti-dilution protection in the event Common Stock is issued for consideration less than $1.75 per share (other than stock dividends payable on the Series A Preferred Stock and certain Common Stock issued to employees, directors, consultants or advisors of the Company).

Redemption Rights

         Upon thirty (30) days prior written notice, the Company may redeem any or all of the outstanding shares of Series A Preferred Stock at any time after January 1, 2005 at a redemption price of $4.00 per share plus accrued and unpaid dividends, subject to providing the holders the right to convert such shares into shares of Common Stock.

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Dividends

         Cumulative annual dividends, payable in shares of Series A Preferred Stock or cash, at the option of the Board of Directors, at an annual rate of 8% ($0.28 per share), are payable on December 31 of each year commencing December 31, 2002. Unpaid dividends accumulate and are payable prior to the payment of dividends on shares of Common Stock. Cash dividends are only payable from funds legally available therefor, when and as declared by the Board of Directors of the Company, and unpaid dividends accumulate until the Company can legally pay the dividends. The Board may, at its option, declare dividends in shares of Series A Preferred Stock. The Series A Preferred Stock has an assumed value of $3.50 per share, the basis for determining the number of shares issuable as a dividend in lieu of a cash payment. The Company's Board of Directors may declare dividends on its Series A Preferred Stock each year unless the payment of such dividends in stock and/or cash would be in violation of Delaware law.

 Voting Rights

         The shares of Series A Preferred Stock vote together as a class with the Common Stock upon all such matters as the Common Stock is entitled to vote under Delaware law. The shares of Series A Preferred Stock are entitled to a number of votes equal to the number of shares of Common Stock into which such shares are convertible.

Liquidation Preference

         The shares of Series A Preferred Stock have a liquidation preference over the Common Stock of $3.50 per share.

Information Rights

         The holders of shares of Series A Preferred Stock are entitled to all notices, reports and other information provided by the Company to the holders of Common Stock.


ITEM 2. EXHIBITS.

         None.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


(Registrant):     Isolagen, Inc.

Date:             December 10, 2002

By:               /s/ Jeffrey W. Tomz
                  -------------------
                  Jeffrey W. Tomz, CFO and Secretary